Exhibit 1.01
Inseego Corp.
Conflict Minerals Report
For the Year Ended December 31, 2020

This Conflicts Mineral Report (“the Report”) has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule” or “CMR”). The CMR was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd- Frank Act”). The CMR imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, tin, tantalum, tungsten, and gold (“3TG”) without regard to the location of origin of the minerals or derivative metals.

Pursuant to the CMR, registrants must first determine if they manufacture (or contract to manufacture) products that contain conflict minerals that are “necessary to the functionality or production” of the product. If this evaluation results in such a finding, then the company must perform a good faith “reasonable country of origin inquiry” (“RCOI”) for each such product to determine if the conflict minerals come from a Covered Country (as defined in Section 1502 of the Dodd-Frank Act). Answers of “Yes” or “Undeterminable” to the RCOI process require the company to file a conflict minerals report as an exhibit to their Form SD.

Our diligence efforts conducted to date do not allow us to definitively conclude that our supply chain is “conflict-free” because we have been unable to determine the origin of all of the 3TG used in our products, notwithstanding a good faith reasonable country of origin inquiry.

1.Company Overview

This report has been prepared by management of Inseego Corp. (herein referred to as “Inseego” the “Company,” “we,” “us,” or “our”). The information includes the activities of Inseego and its wholly owned subsidiaries.

Inseego Corp. is a leader in the design and development of fixed and mobile wireless solutions (advanced 4G and 5G NR), Industrial IoT (“IIoT”) and cloud solutions for large enterprise verticals, service providers and small and medium-sized businesses around the globe. Our customers include wireless service providers, Fortune 500 enterprises, consumers, governments and first responders. Our product portfolio consists of fixed and mobile device-to-cloud solutions that provide compelling, intelligent, reliable, and secure end-to-end IoT services with deep business intelligence. Inseego’s products and solutions, designed and developed in the U.S., power mission critical applications with a “zero unscheduled downtime” mandate, such as our 5G fixed wireless access (“FWA”) gateway solutions, 4G and 5G mobile broadband, IIoT applications such as SD WAN failover management, asset tracking and fleet management services. Our solutions are powered by our key wireless innovations in mobile and FWA technologies, including a suite of products employing the 5G NR standards, and purpose-built SaaS cloud platforms.

2.Products Overview

We provide intelligent wireless 3G, 4G and 5G hardware products for the worldwide mobile communications and in IIoT markets. Our broad range of products principally includes intelligent 4G and 5G fixed wireless routers and gateways, and mobile hotspots, and wireless gateways and routers for IIoT applications, Gb speed 4G LTE hotspots and USB modems and integrated telematics and mobile tracking hardware devices, which are supported by applications software and cloud services designed to enable customers to easily analyze data insights and configure/manage their hardware remotely. Our products currently operate on most major global cellular wireless networks. Our mobile hotspots sold under the MiFi brand have been sold to millions of end users, and provide subscribers with secure and convenient high-speed access to corporate, public, and personal information through the Internet and enterprise networks. Our wireless standalone and USB modems and gateways allow us to address the rapidly growing and underpenetrated IoT market segments. Our telematics and mobile asset tracking hardware devices collect and control critical vehicle data and driver behaviors, and can reliably deliver that information to the cloud, all managed by our services enablement platforms.

Our products, which are referred to in this Report as “Covered Products”, include 4G and 5G fixed wireless routers and mobile hotspots, and wireless gateways and routers for IIoT applications, USB modems and mobile tracking hardware devices.

3.Reasonable Country of Origin Inquiry (RCOI) and RCOI conclusion

We conducted an analysis of our products and found that the above SEC defined “Conflict Minerals”, which are tin, tantalum, tungsten, and gold (“3TG”), can be found in Inseego’s Covered Products. Therefore, these products are subject to the reporting obligations of Rule 13p-1.

Exhibit 1.01
Despite having conducted a good faith reasonable country of origin inquiry, we could not confirm the origin of some of the 3TG used in our products.

We conducted a RCOI with the suppliers for those Covered Products that we determined contained 3TG minerals. We contacted the applicable suppliers and requested that such suppliers provide 3TG minerals data in the Conflict Minerals Reporting Template (“CMRT”), a standardized reporting template developed by the Responsible Minerals Initiative (“RMI”). The CMRT facilitates disclosure and communication of information regarding smelters that provide material to a company's supply chain. It includes questions regarding a company's conformant smelter policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. We received responses from 23 of our suppliers. Note that the currently ongoing COVID-19 pandemic’s impact on the global supply chain may have impacted suppliers’ response rate to our CMRT request.

Due to the breadth and complexity of Inseego’s products and respective supply chain, it will take time for many of our suppliers to verify the origin of all the minerals. We strive to further develop transparency into our supply chain by using our supply chain due diligence processes, driving accountability within the supply chain by leveraging the industry standard Responsible Minerals Assurance Process (“RMAP”), and continuing our outreach efforts.

4.Conflict Minerals Status Analysis and Conflict Status conclusion

We have not been able to definitively conclude that our supply chain is “conflict-free” because we have been unable to determine the origin of all of the 3TG used in our products notwithstanding a good faith reasonable country of origin inquiry, as discussed in the previous section. Note that 155 of the smelters or refineries identified in our supply chain used at least some gold from recycled or scrap sources.

5.Conflict Minerals Policy

We have adopted the following Conflict Minerals policy:

Inseego wants to make sure that our supply chain does not contribute to human rights violations in any country and we expect our suppliers, wherever they operate, to meet standards for socially and environmentally responsible operations.

The Democratic Republic of the Congo (“DRC”) and the Covered Countries are the source of many of the minerals necessary to produce consumer electronics, such as tin, tantalum, tungsten, and gold (3TG). These valuable raw materials have contributed to the tragic ongoing conflict in the DRC and Covered Countries.

It is the Company’s goal to use DRC Conflict Free minerals (as defined in the Rule) in our products, but at the same time support the DRC and the Covered Countries through responsible sourcing. We want to ensure that our suppliers are taking the necessary measures to verify that their supply chain at every level is free of Conflict Minerals by driving accountability, 3TG traceability and responsible sourcing.

The policy is posted on our website at: https://www.inseego.com/corporate-citizenship/.

6.Due Diligence Process

6.1. Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the framework in the 2nd edition of The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”).

6.2. Management Systems

As described above, Inseego has adopted a company policy which is available on our website at: https://www.inseego.com/corporate-citizenship/.

Inseego is committed to having a supply chain free of Conflict Minerals and this commitment has been communicated to our suppliers through the reasonable country of origin inquiry (RCOI) process. We have included a Conflict Minerals review as part of our new supplier selection process.

We encourage our supply chain to use 3TG from smelters or refineries (“SOR”) that have been audited and verified as conflict free by the RMAP as they become available.

6.3. Internal Team

Exhibit 1.01
Inseego has a team lead by our Vice President, Operations Engineering that is supporting the Conflict Minerals compliance procedure. This team works with other Company departments to coordinate due diligence and to generate and maintain the information needed to achieve the Company’s compliance with the Dodd-Frank Section 1502.

6.4. Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have contacted all relevant suppliers and asked them to complete the Conflict Minerals Reporting Template (the “Template”) developed by the Responsible Business Alliance (“RBA”), formerly the Electronics Industry Citizenship Coalition (“EICC”), and the Global e-sustainability initiative (“GeSI”) and maintained by the RMI, and are in the process of following up with all suppliers who failed to respond or who provided incomplete, inadequate or questionable responses.

6.5. Maintain records

Inseego will be retaining relevant documentation for a minimum of 5 years, in accordance with the OECD due diligence recommendations.

6.6. Steps to be taken to mitigate risk and maturing due diligence program

As we move forward in further refining our due diligence program, we intend to take the following steps to continue to mitigate any possible risk that the necessary Conflict Minerals in our products could benefit armed groups in the DRC and Covered Countries:

i.Continue to enhance supplier communication, training, and escalation process to improve due diligence data accuracy and completion.
ii.Continue to influence our supply chain to encourage the SORs they use to engage in the RMAP.
iii.Include a review of our Conflict Minerals program and policy when engaging with new suppliers.

7. Identify and Assess Risk in the Supply Chain

Because of our size, the breadth and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify those sources upstream from our direct suppliers. However, we identified 123 suppliers for our products manufactured during the reporting year 2020 and leveraged the Template and RMI Smelter Database to identify and assess the potential conflict mineral risks in Inseego’s supply chain.

8. Design and Implement a Strategy to Respond to Risks

Inseego will encourage our suppliers who are sourcing from non-Conflict Free SORs in their efforts to move towards using Conflict Free SORs within a reasonable time frame. The time frame will be dependent on the criticality of the specific part and the availability of alternative suppliers.

9. Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Inseego does not have a direct relationship with 3TG SORs, nor do we perform direct audits of these entities that provide our supply chain the 3TG. However, we do rely upon the industry-wide initiatives to influence SORs to get audited and certified through the RMAP.

10. Report on Supply Chain Due Diligence and Results

10.1. Due Diligence Process

We conducted a survey of our active suppliers described above using the Template developed jointly by the companies of the RBA and GeSI. The Template was developed to facilitate disclosure and communication of information regarding SORs that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the SORs the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on RMI’s website. The Template is being widely adopted by many companies in their due diligence processes related to conflict minerals.

10.2. Survey Responses

Of the 123 suppliers identified for our products manufactured during the reporting year 2020 that were within the scope of RCOI, we received 23 responses to our request for information on the Template. We have relied on these suppliers’ responses to provide us with information about the source of conflict minerals contained in our products. Our suppliers are

Exhibit 1.01
similarly reliant upon information provided by their suppliers. We reviewed these responses against criteria we developed to determine which we believed required further inquiry. These criteria included incomplete responses, inconsistencies within responses, incomplete or missing supporting documentation of mineral origin, and responses that failed to identify SORs.

Note that the currently ongoing COVID-19 pandemic’s impact on the global supply chain may have impacted suppliers’ response rate to our CMRT request.

10.3. Efforts to Determine Country of Origin of Mine or 3TG

Tracing materials back to their mine of origin is a complex aspect of responsible sourcing in our supply chain. By adopting the RMI methodology and requesting that our suppliers align with the OECD Guidelines using the Template, we have determined that the SORs we gathered from our supply chain shall represent the most reasonable known mine of origin information available. Through this industry joint effort, we made reasonable determination of the mines or locations of origin of the 3TG in our supply chain. Inseego also requested that all our suppliers support the initiative by following the sourcing initiative and working to align their declared sources with the “Known” and “Conflict Free” lists of sourced metals.

10.4. Smelters or Refiners Identified

We adopted RMI’s industry approach and traced back the origin of 3TG by identifying SORs’ supply sources. Inseego leveraged the RMI and its RMAP to trace the mine of origin of the 3TG to its ore level. The RMAP manages the audits of SORs to ensure that all certified SORs only use ore that is conflict free from the DRC and Covered Countries.

As the result of our due diligence efforts, we have gathered 331 names of potential, upstream SORs from our immediate suppliers. Using RMI’s Conformant and Active Smelter & Refiner databases, we determined that out of the 331 SORs, there are 223 smelters and refiners that have successfully completed an assessment against the applicable RMAP standard or an equivalent cross-recognized assessment. Additionally, there are 10 smelters and refiners that have committed to undergo an RMAP assessment, completed the relevant documents, and scheduled the on-site assessment (these may be in the pre-assessment, assessment, or corrective-action phases of the assessment). Many of our suppliers reported smelter information at the company level rather than limiting their response to smelters affiliated with products sold to Inseego. As a result, some SORs reported may not be affiliated with our products.

Note that according to RMI’s website, “The operational impacts of Covid-19 are leading to postponements of some RMAP assessments across metals. We are remaining in regular communication with participating companies and actively working with all facilities to accommodate requests for rescheduling. Assessments will be scheduled at the earliest possible date with consideration given to maintaining public safety.”

FORWARD LOOKING STATEMENTS

Certain statements relating to compliance processes and due diligence practices are forward-looking in nature and are based on Inseego management's current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors that may be outside of Inseego’s control and that could cause actual events to differ materially from those expressed or implied by the statements made herein.